Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 19 DATED DECEMBER 4, 2014
TO THE PROSPECTUS DATED APRIL 25, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 25, 2014, as supplemented by supplement no. 3 dated May 6, 2014, supplement no. 12 dated September 10, 2014, supplement no. 13 dated September 10, 2014, supplement no. 14 dated November 6, 2014, supplement no. 15 dated November 10, 2014, supplement no. 16 dated November 13, 2014, supplement no. 17 dated November 19, 2014 and supplement no. 18 dated November 26, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of an office property containing 139,071 rentable square feet in Reston, Virginia.
Acquisition of Real Estate
Reston Square
On December 3, 2014, we, through an indirect wholly owned subsidiary (the “Buyer”), acquired an office property containing 139,071 rentable square feet located on approximately 2.0 acres of land in Reston, Virginia (“Reston Square”). The seller is not affiliated with us or our advisor.
The purchase price of Reston Square was $48.0 million plus closing costs.  We funded the purchase of Reston Square with proceeds from the Reston Square Mortgage Loan (defined below) and proceeds from this offering.
Reston Square was completed in 2007. As of December 3, 2014, Reston Square was approximately 91% leased to 7 tenants with a weighted-average remaining lease term of 7.6 years.
Related Financing of Reston Square
On December 3, 2014, in connection with the acquisition of Reston Square, the Buyer entered into a mortgage loan with an unaffiliated lender for borrowings of up to $29.8 million (the “Committed Amount”), of which approximately $6.0 million is revolving, secured by Reston Square (the “Reston Square Mortgage Loan”). At closing, $29.8 million of the loan was funded. The Reston Square Mortgage Loan matures on February 1, 2018, with three one-year extension options, subject to certain terms and conditions contained in the loan documents. The Reston Square Mortgage Loan bears interest at a floating rate of 150 basis points over one-month LIBOR. Monthly payments during the initial term are interest-only, with potential monthly principal payments related to monthly reductions in the Committed Amount during any extension, as described in the loan documents. The Buyer has the right to repay the loan in part and in whole subject to an exit fee, in certain circumstances, and other fees, expenses and conditions, all as described in the loan documents.
KBS REIT Properties III, LLC (“REIT Properties III”), our wholly owned subsidiary, is providing a guaranty of 25% or, in certain circumstances as described in the loan documents, 35%, of the principal outstanding under the Reston Square Mortgage Loan on the date the loan becomes due and payable in full. REIT Properties III is also providing a guaranty of 100% of any deficiency, loss or damage suffered by the lender under the Reston Square Mortgage Loan as a result of certain (i) intentional actions committed by the Buyer and/or REIT Properties III in violation of the loan documents, or (ii) bankruptcy or insolvency proceedings involving the Buyer.

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